March 25, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Engine Media Holdings, Inc.
Registration Statement on Form F-10 (File No. 333-254709)

Ladies and Gentlemen:

On behalf of Engine Media Holdings, Inc., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-10 (No. 333-254709) and to permit said Registration Statement to become effective as soon as practicable following receipt of this request. Pursuant to Rule 467(b) we attach hereto the receipt of the Ontario Securities Commission for the Short Form Base Shelf Prospectus to which the Form F-10 relates.

Please contact James Guttman of Dorsey & Whitney LLP at (416) 367-7376 with any questions with respect to this request.

Sincerely,

ENGINE MEDIA HOLDINGS, INC.

By:	/s/ Louis Schwartz
Name:	Louis Schwartz
Title:	Chief Executive Officer